

New York Stock Exchange
11 Wall Street
New York, NY 10005

April 28, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Common Shares of
Beneficial Interest, $0.01 par value per share, of First Trust TCW Securitized Plus ETF of
FIRST TRUST EXCHANGE-TRADED FUND VIII under the Exchange Act of 1934.

Sincerely,

[signature]

An Intercontinental Exchange Company